================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001


                          THRIFT PLAN FOR EMPLOYEES OF
                                   CONOCO INC.



                                   CONOCO INC.
                          600 NORTH DAIRY ASHFORD ROAD
                                HOUSTON, TX 77079


================================================================================

                                      INDEX
                                      -----

                                                                           Page(s)
                                                                         ----------
Report of Independent Accountants ....................................            4


Financial Statements:

     Statements of Net Assets Available for Plan
         Benefits, as of December 31, 2001 and 2000  .................            5

     Statement of Changes in Net Assets Available
         for Plan Benefits, for the Year Ended
         December 31, 2001 ...........................................            6

     Notes to the Financial Statements ...............................         7-16

Supplemental Schedule *:

     Schedule I:  Schedule of Assets (Held at End of Year)
         at December 31, 2001 ........................................           17


Exhibit Index ........................................................           18



----------

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

         Pursuant to the requirements of the Securities and Exchange Act of 1934, Conoco Inc. has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                                       Thrift Plan for Employees of
                                       Conoco Inc.

                                       June 13, 2002:





                                       By           /s/ TOM KNUDSON
                                         ---------------------------------------
                                                        Tom Knudson
                                          Sr. Vice President of Human Resources,
                                           Information Management, and Corporate
                                                      Communications

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants of the Thrift Plan for Employees of Conoco Inc. and the Employee Benefit Plans Board of Conoco Inc.

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Thrift Plan for Employees of Conoco Inc. (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICEWATERHOUSECOOPERS LLP
Houston, Texas
June 11, 2002

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           DECEMBER 31, 2001 and 2000

                             (Dollars in Thousands)

                                                   2001         2000
                                                ----------   ----------
Investments, at Fair Value
   (Notes 1, 2 and 4)
   Equity ...................................   $  653,043   $  711,798

   Mutual Funds .............................      581,457      596,625

   Common/Collective Trusts .................       95,407      195,215

   Short-Term Investments and Cash ..........           51        4,442

   Loans to Participants ....................       31,150       31,804
                                                ----------   ----------
                                                 1,361,108    1,539,884

Beneficial Interest in the Master Trust .....    1,652,604    1,627,570
    (Note 3)
                                                ----------   ----------
       Total Investments ....................    3,013,712    3,167,454

Receivables .................................        9,857        8,255
   (Note 1)
                                                ----------   ----------
Net Assets Available for Plan Benefits ......   $3,023,569   $3,175,709
                                                ==========   ==========


----------

The accompanying notes are an integral part of these financial statements.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2001

                             (Dollars in Thousands)


                                                        2001
                                                     ----------
Investment Income (Loss)
   Plan Interest in Master Trust Income ..........   $  102,366
   Other Interest ................................        3,747
   Dividends .....................................       30,248
   Net Depreciation in Fair Value of
     Investments .................................     (188,462)
                                                     ----------
   Total Investment Loss .........................      (52,101)

Contributions
   Conoco Inc. Contributions
     (net of forfeitures applied of $146) ........       60,031
   Participants ..................................       49,341
   Rollovers .....................................       13,437
                                                     ----------
   Total Contributions ...........................      122,809

Benefits Paid to Participants ....................     (222,848)

                                                     ----------
Net Decrease .....................................     (152,140)
Net Assets Available for Plan Benefits:
   Beginning of Year .............................    3,175,709
                                                     ----------
   End of Year ...................................   $3,023,569
                                                     ==========

----------

The accompanying notes are an integral part of these financial statements.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.


                          NOTES TO FINANCIAL STATEMENTS

                             (Dollars in Thousands)

NOTE 1 - DESCRIPTION OF THE THRIFT PLAN:

         The following description of the Thrift Plan for Employees of Conoco Inc. (the "Plan") provides only general information. Members should refer to the Plan document for the Plan's provisions.

THE PLAN

         The Plan is a defined contribution plan which was established in 1952 by Conoco Inc. (the "Company"). The Company is a wholly-owned subsidiary of Conoco Inc. (a different company having the same name, referred to as "New Conoco"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (the "Code") and is a tax-qualified contributory profit sharing plan. The purpose of the Plan is to encourage employees to save systematically a portion of their current compensation and to assist them in accumulation of additional financial means for the time of their retirement. Employees of the Company, including employees of affiliated companies that have adopted the Plan, 1) who have previously met the eligibility requirements of the Plan, or 2) who have completed a designated period of 12 consecutive months during which they complete 1,000 hours or more of service, or 3) who are regular, full time employees or regular, part-time employees, are eligible to participate in the Plan.

         Effective January 1, 1999, a separate savings plan, the Thrift Plan for Retail Employees of Conoco Inc. (the "Retail Plan"), was created for Conoco retail employees. Retail employees eligible to participate in the Retail Plan are not eligible to participate in the Plan.

         Prior to October 1, 2001, an eligible participant could authorize the Company to make a payroll deduction under the Plan ranging from 1% to 19% of monthly compensation. Effective October 1, 2001, the upper limit of the range was increased to 38% of monthly compensation. The amount deducted can be deposited into a before-tax or after-tax account or some combination thereof. Participants' monthly deductions up to 6% are called basic deposits. The Company will contribute an amount equal to 100% of the participant's monthly basic deposits. Effective March 1, 2000, the Company began making a 1% additional contribution and a 4% discretionary contribution to the Plan in the amount of the monthly compensation in the month preceding the month in which such contribution is made of all employees eligible to participate in the Plan in the month preceding the month in which the contribution is made. The amount of the discretionary contribution is set once a year and remains in effect for twelve consecutive months. Effective March 1, 2001, the Company increased its discretionary contribution to the Plan from 4% to 5%. The Company approved the 5% discretionary contribution again, effective March 1, 2002. The Trustee acquires units of the Conoco Common Stock Fund with these additional and discretionary contributions. Units of the Conoco Common Stock Fund so acquired may be sold at any time at the election of a participant and the proceeds invested in any of the other available investment options. Subject to certain limitations, certain participants are eligible to make supplemental deposits, either as lump sum deposits or deposits in the form of monthly deductions in excess of 6% of monthly compensation. Due to the application of Internal Revenue Code discrimination testing requirements, only "non-highly compensated" participants are currently eligible to make cash lump sum supplemental deposits.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)

         Prior to October 1, 2001, a participant with less than five years of participation credit or service who withdrew any basic deposits would forfeit a portion of related Company contributions in accordance with the specific Plan provisions. Also, prior to October 1, 2001, Company contributions would be suspended for six months if a vested participant made an in-service withdrawal of any earnings in the before-tax or after-tax accounts, or basic deposits or Company contributions contributed during the last 24 months. Employee deposits and matching Company contributions will be suspended for up to 12 months if a participant withdraws any before-tax contribution prior to age 59-1/2. The 12 month period was reduced to 6 months for periods extending after December 31, 2001. In certain circumstances such a withdrawal may also preclude a participant from making any before-tax contributions in the year following the withdrawal. Effective October 1, 2001, immediate vesting was approved and implemented.

         Any vested participant who separates from service, including one who retires, may elect to make a full account withdrawal at any time. Required minimum distributions commence in April following the year in which a former participant reaches age 70-1/2.

         Participants may borrow up to one-half of their nonforfeitable account balance subject to certain minimum and maximum loan limitations. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans that have a maximum term of 120 months. Effective October 1, 2001, the 120-month term for qualified residential loans was increased to 240 months. The loans bore an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. Effective October 1, 2001, the method of determining rate of interest on a loan was changed to using prime interest rate, as published on the first business day of the month in which the loan application is received, plus one percent. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty.

ADMINISTRATION

         The assets of the Plan are held in two trusts, one of which holds the assets which comprise the Stable Value Fund (known as the "Master Trust"), and the other of which holds the remaining assets of the Plan. The designated trustee of the Master Trust is State Street Bank and Trust Company; the designated trustee of the remaining assets of the Plan is JPMorgan Chase Bank (the "Trustees"). The administration of the Plan is vested in the Employee Benefit Plans Board. The Board of Directors of Conoco Inc. or its delegate may designate three or more persons to serve on the Employee Benefit Plans Board, which has the authority to prescribe regulations for the administration of the Plan, review all claims for benefits under the Plan, and enter into agreements regarding the administration of the Plan. The Employee Benefit Plans Board also has the responsibility for directing the Trustee of the Master Trust to enter into contracts with insurance companies, banks, and other investment organizations to provide investments giving a stable rate of return to the Stable Value Fund.

         Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments in the Stable Value Fund, DuPont Stock, Conoco Stock Fund, Mutual Funds, Common/Collective Trusts, and Blended Funds shall be included in the cost of such securities or investments, or deducted from the sales proceeds, as the case may be. All

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)

costs related to the management and administration of the Stable Value Fund investments (such as fees paid to investment managers, fees for wrapper contracts, custodial and Trustee expenses) are paid out of the assets of the Stable Value Fund. All administrative expenses not specified in the preceding two sentences shall be paid out of rebates of record keeping costs and other discounts in connection with investment vehicles available in the Plan. If such rebates or other discounts are paid to the Plan, any excess remaining after the reasonable administration expenses of the Plan have been paid shall be allocated to the accounts of all participants in the Plan who have an employee account balance greater than zero on an allocation date designated by the Plan Administrator. The balance of any administrative expenses not paid as described above shall be paid ratably by the Company and its affiliated companies participating in the Plan.

         While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, all affected participants become vested and the distribution of all account balances will be made based upon the valuation of the participant's account on the termination date.

INVESTMENT FUNDS

         The following investment funds have been established for the investment of employee deposits and Company contributions. Effective August 6, 1999, purchases of DuPont common stock are not allowed. The investment funds are described below:

Stable Value Fund
-----------------

The Stable Value Fund is held by the Master Trust and is comprised of fixed income securities and investments under agreement with one or more financial institutions, including insurance companies, banks and other investment entities which provide for a predetermined or stable rate of return and are held at contract value.

DuPont Stock
------------

Common Stock of E. I. du Pont de Nemours and Company.

Conoco Stock Fund
-----------------

Common Stock of New Conoco.

Loan Fund
---------

Participant loans - amounts transferred at the direction of a participant from other investment funds of the participant that are loaned to that participant.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.


                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)

Mutual Funds
------------

American Century Income & Growth - seeks to provide dividend growth, current income & capital appreciation by investing in common stocks.

American Century Equity Growth - seeks capital appreciation by investing in a portfolio of common stocks.

American Century International Growth - seeks capital growth, invests in a diversified international portfolio of stocks.

American Century Vista - seeks capital growth, invests in stocks considered to have above average appreciation prospects.

American Century Strategic Allocation: Conservative - an asset allocation fund that seeks lower risk with lower potential return.

American Century Strategic Allocation: Moderate - an asset allocation fund that seeks moderate return while assuming moderate risk.

American Century Strategic Allocation: Aggressive - an asset allocation fund that seeks higher return with higher potential risk.

American Funds ICA - seeks to provide long-term growth of capital and income, placing greater emphasis on future dividends than on current income.

PIMCO Total Return - seeks to maximize total return through a portfolio of intermediate-term investment grade bonds.

Nations International Value - seeks long-term capital appreciation by investing primarily in equity securities of foreign issuers.

Fidelity Equity Income - seeks reasonable income and potential for capital appreciation.

Fidelity Low-Priced Stock Fund - seeks capital appreciation.


Fidelity Magellan Fund - seeks capital appreciation.


Goldman Sachs Capital Growth - seeks long-term capital appreciation.


Franklin Small-Mid Cap Growth Fund Class A - seeks long-term capital growth.


Janus Mercury Fund - seeks long-term growth of capital.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.


                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)


Common/Collective Trusts:
------------------------

Barclays Global Investors Equity Index - seeks to track the holdings and total return of the S&P 500 Index.

Barclays Global Investors U.S. Debt Index - seeks to track the holdings and total return of the Lehman Brothers Aggregate Bond Index.

Blended Funds:
-------------

Small Company Fund - equal blend of Fidelity Low-Priced Stock Fund and
         Franklin Small-Mid Cap Growth Fund seeks long-term capital growth.

International Fund - equal blend of American Century International Growth Fund and Nations International Value Fund seeks long-term capital growth.


         Participants may allocate their employee deposits and matching Company contributions and may reallocate the amounts in their accounts among all funds, except the DuPont Stock and Loan Fund, at their discretion.


RECEIVABLES

         Receivables are comprised of employee deposits of $4,269 and $3,716, Company contributions of $5,400 and $4,330, and loan interest payments of $188 and $209, which are amounts due as of December 31, 2001 and 2000, respectively.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

         The accompanying financial statements are prepared on the accrual basis of accounting. The Plan's investments are stated at fair value, except for the Stable Value Fund guaranteed investment contracts (GICs), separate account GICs (SAGICs), and synthetic guaranteed investment contracts (SYNs), which are stated at contract value. The Stable Value Fund GICs, SAGICs, and SYNs are fully benefit responsive and thus, are stated at cost plus accrued interest, using the contracted interest rates applied to the daily account balances. Mutual Funds and Blended Funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Common/Collective Trust Funds are stated at the fair value of all underlying assets as reported by the applicable custodian. Loans to participants, short-term investments, and cash are valued at cost that approximates fair value. DuPont common stock and Conoco common stock are valued at their quoted market prices at year-end. Benefits are recorded when paid.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.


                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)


         The purchase of shares of Conoco common stock may be made in the open market or from the Company if it shall have made treasury or authorized but unissued shares available for such purchases, in which event the purchase price shall be the closing price of such stock as reported on the New York Stock Exchange - Composite Transactions on the last day preceding the date of such purchase from the Company.

         Effective August 7, 1999, dividends from all stock funds are invested according to the participants' most recent investment direction. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned. Realized gains and losses on the sale of the DuPont Stock and Conoco Stock Fund investment securities are based on daily average cost of the securities sold for each fund respectively. Purchases and sales are recorded on a trade date basis.

         Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.


NOTE 3 - MASTER TRUST (STABLE VALUE FUND)

         The Stable Value Fund option provided by the Plan is also available to participants in the Thrift Plan for Retail Employees of Conoco Inc. (the Retail
Plan), sponsored by Conoco Inc.; each plan's beneficial interest in the commingled Master Trust funds is based on that plan's proportionate share of the value of the total net assets in the Master Trust. Investment income for each plan is calculated using this same basis. The Plan's proportionate share of Master Trust net assets and investment income was approximately 99.9% as of December 31, 2001 and 2000.

         The Stable Value Fund consists of GICs, SAGICs, SYNs, and short-term investments and cash.

         The crediting interest rates ranged from 4.80% to 8.31% and 5.56% to 8.31% for the years ended December 31, 2001 and 2000, respectively. The fund's blended rate of return for the year was 6.53% in 2001 and 6.73% in 2000.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.


                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)


         The crediting rates for most SAGIC and SYN contracts are reset quarterly and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., the present value of the weighted average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

         The Master Trust (Stable Value Fund) values as of December 31, 2001 and 2000 are as follows:

                                                       12/31/01       12/31/00
                                                      -----------    -----------
At Contract Value, which approximates fair value:
-------------------------------------------------
  GICs                                                $   149,599    $   114,047
  SAGICs                                                  267,572        286,234
  SYNs                                                  1,176,027      1,157,912
At Fair Value:
--------------
  Short-term investments and cash                          61,082         71,105
                                                      -----------    -----------
                                                      $ 1,654,280    $ 1,629,298
                                                      ===========    ===========


         The contract values of synthetic guaranteed investment contracts include ($41,991) and ($11,911) at December 31, 2001 and 2000 related to wrapper contracts which guarantee the contract value of the synthetic guaranteed investment contracts for participant initiated withdrawal events.


         Investment income for the Master Trust for the year ended December 31, 2001 is composed of Stable Value Fund gains and interest income in the amount of $102,475.



NOTE 4 - INVESTMENTS

         The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)


         Net depreciation for the year ended December 31, 2001 is as follows:

         Investments                                          Net Depreciation
         -----------                                          ----------------
         Equity                                                   $  (57,673)
         Mutual Funds                                                (30,109)
         Common/Collective Trusts                                   (100,680)
                                                                  ----------

         Total Net Depreciation                                   $ (188,462)
                                                                  ==========

         The following individual investments represent more than 5% of the net assets available for plan benefits as of December 31, 2001 and 2000:


                                                    Current Value    Current Value
                                                      12/31/01         12/31/00
                                                   --------------    --------------
         DuPont Stock                              $  325,002         $  414,086
         Fidelity Magellan Fund                       159,121            190,252
         Conoco Stock Fund                            328,041            297,712
         Beneficial Interest in the Master Trust    1,652,604          1,627,570



NOTE 5 - INCOME TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated August 7, 1995 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. On February 28, 2002, an application for determination as to the qualification of the Plan, as amended to that date, was submitted to the Internal Revenue Service.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.


                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)


NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                         December 31,
                                                    2001                2000
                                                 -----------        -----------
Net assets available for plan benefits per
     the financial statements                    $ 3,023,569        $ 3,175,709
Less:  Amounts allocated to withdrawing
     participants                                          0             (1,293)
                                                 -----------        -----------
Net assets available for plan benefits per
     the Form 5500:                              $ 3,023,569        $ 3,174,416
                                                 ===========        ===========

         The following is a reconciliation of plan benefits paid to participants per the financial statements to the Form 5500:

                                                        Year Ended December 31,
                                                               2001
                                                               ----
Plan benefits paid to participants per the
     financial statements                                   $ 222,848
Add:  Amounts allocated to withdrawing
     participants at December 31, 2001                              0
Less:  Amounts allocated to withdrawing
     participants at December 31, 2000                         (1,293)
                                                             ---------

Plan benefits paid to participants per the Form 5500         $ 221,555
                                                             =========


Amounts allocated to withdrawing participants are recorded on the Form 5500 for plan benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.


                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)


NOTE 7 - RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds and asset allocation funds managed by affiliates of the Trustees. Therefore, transactions in these investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules. Other Plan investments are shares of Conoco Common Stock. Transactions in these investments also qualify as party-in-interest transactions that are exempt from the prohibited transaction rules. Still other Plan investments are made in the form of loans to Plan participants. Transactions in these investments also qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

NOTE 8 - SUBSEQUENT EVENTS

         On November 18, 2001, the Company and Phillips Petroleum Company (Phillips) announced that Phillips and the Company had entered into a definitive merger agreement. The Company's shareholders approved the proposed merger on March 12, 2002; Phillips' shareholders have also voted their approval. Regulatory approval is anticipated during the third quarter of 2002.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

                                   SCHEDULE I

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2001


                             (Dollars in Thousands)

                           Description                          Current Value
                           -----------                         ---------------
Beneficial interest in the Master Trust ....................         1,652,604

* Conoco Stock Fund ........................................           328,041
  DuPont Stock .............................................           325,002
* American Century Strategic Alloc - Conservative ..........             4,633
* American Century Strategic Alloc - Moderate ..............            82,049
* American Century Strategic Alloc - Aggressive ............             3,273
* American Century Income and Growth .......................            11,134
* American Century Equity Growth ...........................            53,237
* American Century International Growth ....................             1,076
* American Century Vista ...................................             1,014
  Fidelity Low-Priced Stock Fund ...........................            41,765
  Franklin Small-Mid Cap Growth Fund Class A ...............            68,694
  PIMCO Total Return .......................................             6,754
  Janus Mercury Fund .......................................            72,321
  Barclays Global Investors Equity Index ...................            92,928
  Barclays Global Investors U.S. Debt Index ................             2,479
  American Funds ICA .......................................            16,334
  Nations International Value ..............................            19,224
  Goldman Sachs Capital Growth .............................            10,786
  Small Company Fund .......................................             6,244
  International Fund .......................................            11,388
  Fidelity Magellan Fund ...................................           159,121
  Fidelity Equity Income ...................................            12,410
* Loan Fund (6.00% - 10.80%) ...............................            31,150
* Short Term Investments and Cash, JPMorgan Chase
         Bank ..............................................                51
                                                               ---------------
                  Total Investment Portfolio ...............   $     3,013,712
                                                               ===============

----------

* Party-in-interest to the Plan.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.



                                  EXHIBIT INDEX

EXHIBIT
NUMBER                  DESCRIPTION
------                  -----------
  23            Consent of Independent Accountants